Exhibit T3A.33

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 10:30 AM 06/28/2002
020421791 — 3542345
CERTIFICATE OF INCORPORATION
OF
FRANCHISE PORTFOLIO 2, INC.
* * * * *
     1. The name of the corporation is: Franchise Portfolio 2, Inc.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“Delaware General Corporation Law”).
     4. The total number of shares of stock which the corporation is authorized to issue is one thousand (1,000) shares of common stock, with the par value of one dollar ($1.00) per share.
     5. The name and mailing address of the sole Incorporator is as follows:

NAME	MAILING ADDRESS
Timothy White	27 Barbara Drive
Randolph, NJ 07869-4040
     6. The personal liability of the Directors of this Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the Delaware General Corporation Law. If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a Director, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
     7. This Corporation, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, shall indemnify each person who is or was an Officer or Director of this Corporation and each person who serves or served as an Officer or Director of any other corporation, partnership, joint venture, trust or other enterprise at the request of this Corporation and may Indemnify any and all other persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or Officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
     8. Election of Directors of this Corporation need not be by written ballot.
     9. The Board of Directors of this Corporation shall have the power to adopt, amend or repeal By-laws or this Corporation, subject to the power of the stockholders of this Corporation to adopt By-laws and to amend or repeal By-laws adopted by the Board of Directors.
     IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of June, 2002 for the purpose of forming a corporation.

/s/ Timothy White
Timothy White
Sole Incorporator